Exhibit 4.4.2

EXHIBIT B

SUMMARY OF RIGHTS TO PURCHASE PREFERRED SHARES

Each right entitles the registered holder to purchase one one-thousandth of a share of Series AA preferred stock, $0.01 par value per share, or the preferred shares, of MoSys, Inc. at a price of $48.00 per one one-thousandth of a preferred share, subject to adjustment.

The rights will not be exercisable until the distribution date, which is defined as the date that is the earlier of -

•                  10 days after a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding shares of our common stock, other than a person or such a group that obtains the prior written approval of the board of directors, or holders of “grandfathered stock” as defined below, or

•                  10 business days, or such later date as may be determined by action of the board of directors prior to such time as any person acquires beneficial ownership of 15% or more of the outstanding shares of our common stock after the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding shares of common stock, unless our board of directors has approved the offer.

A person who, together with any affiliates and associates of that person, beneficially owns 15% or more of the outstanding shares of our common stock, subject to certain exceptions, is referred to as an “acquiring person” in the rights agreement.

Holders of “grandfathered stock” are subject to higher ownership thresholds prior to being deemed an acquiring person or triggering a distribution date through their ownership of shares of our common stock.  “Grandfathered stock” refers to stock held by Carl E. Berg, his affiliates and associates, heirs, legatees, personal representatives, any trusts formed for his benefit and members of his immediate family as well as their respective affiliates and associates.  The beneficial ownership threshold for a holder of grandfathered stock is 20%, rather than 15% as set forth above, for purposes of being deemed an “acquiring person” and triggering a distribution date through beneficial ownership of our common stock.  Under the rights agreement, the firm of Ingalls & Snyder, or I&S, and its managed account beneficial owners collectively are not deemed to be an acquiring person as long as none of their shares are held for the purpose of acquiring control or effecting change or influence in control of MoSys, Inc.  This exclusion applies only to shares of common stock for which there is only shared dispositive power and I&S has only non-discretionary voting power.

The rights agreement provides that, until the distribution date, the rights will be transferred with and only with the shares of common stock.  Until the distribution date or earlier redemption or expiration of the rights, new common stock certificates issued after the record date, upon transfer or new issuance of shares of common stock, will contain a notation incorporating the rights agreement by reference.  Until the distribution date or earlier redemption or expiration of the rights, the surrender for transfer of any certificates for shares of common stock outstanding as of the record date, even without such notation, will also constitute the transfer of the rights associated with the shares of common stock represented by such certificate.  As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the shares of common stock as of the close of business on the distribution date, and such separate right certificates alone will evidence the rights.

The rights will expire on November 10, 2020, unless the rights are earlier redeemed or exchanged by us, in each case as described below.

Following the distribution date, and until one of the further events described below, holders of the rights will be entitled to receive, upon exercise and the payment of the purchase price, one one-thousandth of a preferred share.

In the event that any person or group of affiliated or associated persons becomes an acquiring person, each holder of a right will thereafter have the right to receive upon exercise of the right, in lieu of one one-thousandth of a preferred share, that number of shares of our common stock having a market value of two times the exercise price of the right.  In the event that there are insufficient authorized shares of common stock, we may substitute consideration such as cash, property, or other securities of our company.  Rights beneficially owned by an acquiring person (and its affiliates, associates and certain persons to whom it transfers shares of our common stock) will automatically become void.

If, following the date on which any person or group of affiliated or associated persons becomes an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each holder of a right will thereafter have the right to receive upon the exercise of the right, in lieu of one one-thousandth of a preferred share, that number of shares of common stock of the acquiring company (or an affiliate of the acquiring company under certain circumstances) which at the time of such transaction will have a market value of two times the exercise price of the right.  The acquiring person shall also assume our obligations under the rights agreement.

At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding shares of common stock and prior to the acquisition by such person or group of 50% or more of the outstanding shares of common stock, our board of directors may exchange the rights, other than rights owned by such person or group which have become void, in whole or in part, at an exchange ratio of one share of common stock, or one one-thousandth of a preferred share per right, subject to adjustment.

At any time before a person becomes an acquiring person, our board of directors may redeem the rights in whole, but not in part, at a price of $0.01 per right.  After the redemption period has expired, our rights of redemption may be reinstated if, prior to completion of certain recapitalizations, mergers or other business combinations, an acquiring person reduces its beneficial ownership to less than 10% of the outstanding shares of common stock in a transaction or series of transactions not involving us.  The redemption of the rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish.  Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

The purchase price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time in connection with dilutive issuances. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price.

No fractional preferred shares will be issued, other than fractions which are integral multiples of one one-thousandth of a preferred share, which may, at our election, be evidenced by depository receipts.  In lieu of the issuance of fractional shares, an adjustment in cash will be made based on the market price of the preferred shares on the last trading day prior to the date of exercise.

Until a right is exercised, the holder of a right will not, by reason of being such a holder, have rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.  While the distribution of the rights will not be taxable to our stockholders, stockholders may, depending on the circumstances, recognize taxable income if the rights become exercisable or upon the commencement of certain events thereafter.

The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, including an amendment to lower certain thresholds described above to not less than the greater of any percentage greater than the largest percentage of the outstanding shares of common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons, unless such person or group is excluded from the effect of such reduction, and 10%, except that from and after such time as any person becomes an acquiring person no such amendment may adversely affect the interests of the holders of the rights.

Preferred shares purchasable upon exercise of the rights shall have the following rights and preferences:

•                  Preferred shares will not be redeemable.

•                  Each one one-thousandth of a preferred share will be entitled to a minimum preferential dividend payment equal to the dividend declared on each share of common stock.

•                  In the event of liquidation, the holders of the preferred shares will be entitled to a preferential liquidation payment per each one-thousandth of a preferred share equal to the greater of (1) the payment made per share of common stock and (2) $0.048, plus accrued and unpaid dividends.

•                  Each one one-thousandth of a preferred share will have one vote, voting together with the common stock.

•                  In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each one one-thousandth of a preferred share will be entitled to receive an amount equal to the amount received per share of common stock.

•                  The rights of the preferred shares will be protected by customary antidilution provisions.

Because of the nature of the preferred shares’ dividend, liquidation and voting rights, the value of the one one-thousandth interest in a preferred share purchasable upon exercise of each right should approximate the value of one share of common stock.

The rights approved by the board of directors are designed to protect and maximize the value of our outstanding equity interests in the event of an unsolicited attempt by an acquiror to take over our company, in a manner or on terms not approved by the board of directors.  Takeover attempts frequently include coercive tactics to deprive our board of directors and our stockholders of any real opportunity to determine the our destiny.  The rights have been declared by the board of directors in order to deter such tactics, including a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally.  These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

The rights are not intended to prevent a takeover of our company and will not do so.  We may redeem the rights at $0.01 per right within ten days after the accumulation of 15% or more of our shares by a single acquiror or group.  Accordingly, the rights should not interfere with any merger or business combination approved by our board of directors.

Issuance of the rights does not in any way weaken our financial strength or interfere with our business plans.  The issuance of the rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to us or to our stockholders, and will not change the way in which our shares are presently traded.  Our board of directors believes that the rights represent a sound and reasonable means of addressing circumstances that might arise in the event of an attempted takeover of MoSys, Inc.